W. Ron Hinson
                         Southern Company Services, Inc.
                           241 Ralph McGill Boulevard
                                Atlanta, GA 30308
                                  404-506-6641


                                  June 2, 2006



VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Attn:    Jim Allegretto
         Senior Assistant Chief Accountant

         Re:      The Southern Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-3526

                  Alabama Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-3164

                  Georgia Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-6468

                  Gulf Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 0-2429

                  Mississippi Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 001-11229



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Securities and Exchange Commission
June 2, 2006
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                  Savannah Electric and Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-5072

                  Southern Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 333-98553


Dear Mr. Allegretto:

         The following is the response of The Southern Company (Southern Company) to the Staff's comments on the Form 10-K for the fiscal year ended December 31, 2005 (Form 10-K), transmitted in a letter from the Staff dated May 15, 2006. We are submitting this letter on behalf of Southern Company, and the terms "we," "us," "our" and "the Company" in the following responses refer to Southern Company.

SEC COMMENT:

     1. We have read your response to comment three of our letter dated April 11, 2006. Please address in detail each of the criteria contained in paragraph 5 of FIN 46R with respect to your synthetic fuel production entities. Please tell us whether Clairton 1314B qualifies for section 29 tax credits or other tax benefits. If so, please address the paragraph 5 analysis for your investment in coke production. Condition two of paragraph 4h of FIN 46 states that, "the entity is designed so that substantially all of its activities either involve or are conducted on the behalf of the reporting enterprise and its related parties". This condition addresses entities that have a narrow business purpose because they were designed to complement the company's operating or financing activities. We believe that both a qualitative and quantitative approach should be utilized when evaluating this condition. We note that you are recording material tax credits related to investments in synthetic fuel. If such tax benefits are skewed toward benefiting Southern, then condition two may also be applicable. Furthermore, we are unclear on what role Southern played in the design of the above entities as discussed in condition one to paragraph 5. You may want to provide us with a detailed description of transactions that resulted in formation, capitalization, acquisition of synfuel assets and how the tax benefits are allocated to the owners. We may have further comment.


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Securities and Exchange Commission
June 2, 2006
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SOUTHERN COMPANY RESPONSE:


With regard to your request to address the criteria contained in paragraph 5 and 4.h. of FIN 46R, we will address each partnership separately:

Clairton 1314B Partnership, L.P. (Clairton)

This entity did not qualify for tax credits or other tax benefits from 2003 through 2005 (coke production credits expired in 2002).

Clairton is a limited partnership that owns and operates coke batteries for the production of coke, which is used to produce steel. The partnership has two limited partners with an aggregate 54.25% percentage interest and one general partner with a 45.75% percentage interest. Southern Company is a limited partner with a 14.7% percentage interest. Southern Company did not participate significantly in the design or redesign or this entity.

Clairton meets the definition of a business as defined in Appendix C of FIN 46R. A business must include inputs, processes applied to those inputs, and resulting outputs. Clairton has inputs: tangible and intangible assets, contracts to purchase raw materials, contracts for critical services, and employees; operational processes: the standards, protocols and rules that exist to convert the raw material into synthetic fuel; and outputs: the synthetic fuel produced and the profits generated. We believe that Clairton is a business as defined in Appendix C of FIN 46R. Therefore, we conclude that Clairton is excluded from the scope of the Interpretation and does not require an analysis under paragraph 5 of FIN 46R. In reaching this conclusion, we also evaluated the four exclusions under paragraph 4.h. with the results as follows:

Paragraph 4.h.(1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchise.

      We believe that this condition does not apply as the entity is under joint control of Southern Company and the other partners. In reaching this conclusion we considered APB No. 18, ACSEC's conclusions in the July 17, 1979 Issues Paper, Joint Venture Accounting, and SEC comments made at the Twentieth Annual National Conference on Current SEC Developments on January 12, 1993. This definitional guidance indicates that a significant distinguishing characteristic of a joint venture from other forms of an entity is the owner's joint control over the significant operating decisions of an entity. With respect to the operations conducted by Clairton, the general partner is responsible for the day-to-day operating activities of the partnership. Per the partnership agreement, the limited partners approve the annual budget and authorize major decisions of the partnership such as selling of assets, incurring capital expenditures, incurring indebtedness, etc. Based on these facts, Southern Company concludes that joint control (i.e., none of the individual partners is in a



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Securities and Exchange Commission
June 2, 2006
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      position to control its strategic decisions) with the other members is in place over major decisions regarding Clairton and thus, this condition does not apply.

Paragraph 4.h.(2) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

      We have analyzed all of these facts and circumstances in determining whether substantially all of Clairton's activities either involve or are conducted on behalf of Southern Company or its related parties. Southern Company is not required to make any additional capital contributions to Clairton. Southern Company realizes income from the partnership based on Southern Company's ownership percentage (14.7%). Also, cash is periodically distributed to the partners based on their respective ownership percentages. Materials are purchased from and products are sold to unrelated parties of Southern Company. We have concluded that substantially all activities are not conducted on behalf of Southern Company and therefore this condition is not met.

Paragraph 4.h.(3) The reporting enterprise and its related parties provide more than half of the equity, subordinated debt, and other forms of subordinated financial support to the equity based on the analysis of the fair values of the interests in the entity.

      Southern Company's investment represents a 14.7% interest in this entity. No other financial support is provided or required under the partnership agreements and therefore this condition is not met.

Paragraph 4.h.(4) The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

      The purpose of this entity is to produce and sell coke products; therefore this condition is not met.

Paragraph 5

       As noted above, Southern Company concluded that Clairton is excluded from the scope of FIN 46R as it meets the scope exception for entities deemed to be a business. As such, an analysis under paragraph 5 is not necessary.

Carbontronics Synfuels Investors, LP (Carbontronics)

The Carbontronics partnership interest was originally purchased in June 1998 for an initial investment of $20.5 million (24.98% interest in the partnership) used to fund the acquisition of the synthetic fuel facilities and initial working capital. The partnership has three other limited partners and one general partner. The general partner is responsible for the day to day operating activities of the partnership.




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Securities and Exchange Commission
June 2, 2006
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Carbontronics meets the definition of a business as defined in Appendix C of FIN
46R. A business must include inputs, processes applied to those inputs, and resulting outputs. Carbontronics has inputs: tangible and intangible assets, contracts to purchase raw materials, contracts for critical services, and employees; operational processes: the standards, protocols and rules that exist to convert the raw material into synthetic fuel; and outputs: the synthetic fuel produced and the tax credits generated. We believe that Carbontronics is a business as defined in Appendix C of FIN 46R. Therefore, we conclude that Carbontronics is excluded from the scope of the Interpretation and does not require an analysis under paragraph 5 of FIN 46R. In reaching this conclusion, we also evaluated the four exclusions under paragraph 4.h. with the results as follows:

Paragraph 4.h.(1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchise.

      We believe that this condition does not apply as the entity is under joint control of Southern Company and the other partners. In reaching this conclusion we considered APB No. 18, ACSEC's conclusions in the July 17, 1979 Issues Paper, Joint Venture Accounting, and SEC comments made at the Twentieth Annual National Conference on Current SEC Developments on January 12, 1993. This definitional guidance indicates that a significant distinguishing characteristic of a joint venture from other forms of an entity is the owner's joint control over the significant operating decisions of an entity. With respect to the operations conducted by Carbontronics, the general partner is the managing member and makes all decisions on behalf of Carbontronics. Per the partnership agreement, the limited partners approve the budget and authorize major decisions of the partnership such as moving a facility, entering into long-term agreements, selling assets, and incurring indebtedness. Based on these facts, Southern Company concludes that joint control (i.e., none of the individual partners is in a position to control its strategic decisions) with the other members is in place over major decisions regarding Carbontronics and thus, this condition does not apply.

Paragraph 4.h.(2) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

      We have analyzed all of these facts and circumstances in determining whether substantially all of Carbontronics activities either involve or are conducted on behalf of Southern Company or its related parties. Operating profits and losses, associated tax deductions, and tax credits generated by the partnership are allocated to Southern Company based on our ownership percentage (24.98%). Capital contributions are based on Southern Company's ownership percentage (24.98%) and a proportionate share of tax credits produced. Materials are purchased from and products are sold to unrelated parties of Southern Company. We have concluded that substantially all activities are not conducted on behalf of Southern Company and therefore this condition is not met.



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Securities and Exchange Commission
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Paragraph 4.h.(3) The reporting enterprise and its related parties provide more than half of the equity, subordinated debt, and other forms of subordinated financial support to the equity based on the analysis of the fair values of the interests in the entity.

      Southern Company's investment represents a 24.98% interest in this entity. We are obligated to fund operating losses with additional equity contributions based on our 24.98% ownership. This support does not represent more than half of the support of the entity. No other financial support is provided or required under the partnership agreements and therefore this condition is not met.

Paragraph 4.h.(4) The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

      The purpose of this entity is to produce and sell synthetic fuel to generate tax credits; therefore this condition is not met.

Paragraph 5

       As noted above, Southern Company concluded that Carbontronics is excluded from the scope of FIN 46R as it meets the scope exception for entities deemed to be a business. As such, an analysis under paragraph 5 is not necessary.

Alabama Fuel Products, LLC (AFP)

The partnership was originally formed by parties unrelated to Southern Company in 1999. Southern Company purchased an indirect 30% partnership interest in AFP in April 2001 from an unrelated, privately-held company and its affiliates for $10 million. These companies retained a 70% indirect ownership in AFP. AFP meets the definition of a business as defined in Appendix C of FIN 46R. A business must include inputs, processes applied to those inputs, and resulting outputs. AFP has inputs: tangible and intangible assets, contracts to purchase raw materials, contracts for critical services, and employees; operational processes: the standards, protocols and rules that exist to convert the raw material into synthetic fuel; and outputs: the synthetic fuel produced and the tax credits generated. We believe that AFP is a business as defined in Appendix C of FIN 46R. Therefore, we conclude that AFP is excluded from the scope of the Interpretation and does not require an analysis under paragraph 5 of FIN 46R. In reaching this conclusion we also evaluated the four exclusions under paragraph 4.h. with the results as follows:

Paragraph 4.h.(1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchise.



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Securities and Exchange Commission
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      We believe that this condition does not apply as the entity is under joint control of Southern Company and the other partners. In reaching this conclusion we considered APB No. 18, ACSEC's conclusions in the July 17, 1979 Issues Paper, Joint Venture Accounting, and SEC comments made at the Twentieth Annual National Conference on Current SEC Developments on
      January 12, 1993. This definitional guidance indicates that a significant distinguishing characteristic of a joint venture from other forms of an entity is the owner's joint control over the significant operating decisions of an entity. With respect to the operations conducted by AFP, an unrelated partner is the managing member and all major decisions require our consent including incurring capital expenditures in excess of $1 million, incurring any liability in excess of $1 million, amending or terminating any material contract, and making any material change in the scope of the business of AFP. Based on these facts, Southern Company concludes that joint control (i.e., none of the individual partners is in a position to control its strategic decisions) is in place regarding AFP and thus, this condition does not apply.

Paragraph 4.h.(2) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

      The business purpose of this entity is to produce synthetic fuel which allows its investors/members to receive tax credits under Section 45K of the Internal Revenue Code. Operating profits, losses and tax credits are allocated to the members based primarily on their respective ownership percentages, as defined in the operating agreement. Southern Company has an indirect 30% ownership in AFP and shares in the losses and benefits (including tax credits) of the company in accordance with this percentage. An unrelated partner indirectly owns the other 70% of this entity and shares in the losses and benefits of the company in accordance with this percentage.

      In analyzing AFP`s activities, we considered all of the facts and circumstances, both quantitative and qualitative. These activities include:
          o The primary activity of AFP, the generation of tax credits, is allocated to Southern Company based on our 30% ownership percentage.
          o Affiliates of Southern Company purchase approximately 85% of the synfuel produced by the venture.
          o Affiliates of Southern Company and the other partners provide raw materials and services to AFP. Southern Company provides services totaling approximately 16% of AFP's total expenditures.
          o Parties unrelated to Southern Company and the other partners constructed the facilities and provide day-to-day administration, operation and maintenance services.
          o Previous owners of the venture receive ongoing payments based on the thermal content of the synthetic fuel produced by the venture.

      While there are ancillary activities that involve parties related to Southern Company, there are also significant activities that involve the other partners and other unrelated parties.



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Securities and Exchange Commission
June 2, 2006
Page 8


      Therefore the activities of AFP do not meet the "substantially all" requirement of the FIN 46R paragraph 4.h (2) condition to the business exclusion.

Paragraph 4.h.(3) The reporting enterprise and its related parties provide more than half of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on the analysis of the fair values of the interests in the entity.

                 Southern Company's investment represents a 30% interest in this entity. Southern Company and the other partners are obligated to make capital contributions to the entity to fund operating losses and payments to the former owners of the partnership. Our contributions do not represent more than half of the equity or other forms of financial support to the entity; therefore this condition is not met.

Paragraph 4.h.(4) The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.


                 The purpose of this entity is to produce and sell synthetic fuel to generate tax credits; therefore this condition is not met.

Paragraph 5

                  As noted above, Southern Company concluded that AFP is excluded from the scope of FIN 46R as it meets the scope exception for entities deemed to be a business. As such, an analysis under paragraph is not necessary.



SEC COMMENT:

          2. We note your responses to comment 12, 13, 15, and 19 of our letter dated April 11, 2006. Please indicate to us the time lag, on average for each registrant, between when the accruals were made and actually paid for each year presented. We may have further comment.

           SOUTHERN COMPANY RESPONSE:

          On average for each registrant, Georgia Power Company, Gulf Power Company, Mississippi Power Company and Southern Power Company, the time lag between when the accruals are made and actually paid is between 30 and 44 days for all years presented. This time lag is based on lead lag studies and analysis of actual payment terms with vendors and contractors.



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Securities and Exchange Commission
June 2, 2006
Page 9





SEC COMMENT:

     3. We were unable to locate any pro forma disclosure required by paragraph 58(b) of SFAS no. 141 in your June 30, 2005 Form 10-Q. It appears the acquisition was material, if not please explain the basis for your conclusion using SAB 99. If the acquisition is material, please provide such pro forma disclosure in your June 30, 2006 Form 10-Q.

SOUTHERN COMPANY RESPONSE:

     SAB 99 (citing Concepts Statement No. 2, paragraph 123-124) notes that both "quantitative" and "qualitative" considerations should be considered in the assessment of materiality.

     Quantitative considerations were applied based upon the results of the three materiality tests: purchase price, total assets, and pre-tax income. The results of the purchase price test returned a result of 10.55%, the total assets test returned a result of 10.94% and the pre-tax income test returned a result of 1%. All three tests were well below the 20% materiality threshold. Based on these tests, we determined that the transaction was not material and did not warrant the inclusion of the pro forma disclosures required by SFAS 141, paragraph 58(b) for material acquisitions.

     While not quantitatively material, qualitative considerations were also applied and the disclosure information under SFAS 141, paragraphs 51 and 52 was included. See Note O to the financial statements of Southern Company in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and
     Note 2 to the financial statements of Southern Power Company in the Annual Report on Form 10-K for the year ended December 31, 2005.



                               * * * * * *


     In connection with the above responses to the Commission's comments, the Company hereby acknowledges that:

     o we are responsible for the adequacy and accuracy of the disclosure in the filing;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Securities and Exchange Commission
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Page 10




     We appreciate the assistance the Staff has provided with its comments on the Form 10-K. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.

     Please direct any further questions or comments you may regarding this filing to the undersigned at (404) 506-6641, to Jan Hodnett at (404) 506-6709 or to Wayne Boston at (404) 506-7146.


                                Very truly yours,


                                /s/W. Ron Hinson